

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Daniel Domínguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

      Re: Buenaventura Mining Company Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed May 1, 2023
          File No. 001-14370

Dear Daniel Domínguez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation